UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36028

Ardmore Shipping Corporation

(Translation of registrant’s name into English)

Belvedere Building

Ground Floor

69 Pitts Bay Road

Pembroke HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

THIS REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3D (REGISTRATION NO. 333-203205) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2015;

•	REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION NO. 333-213344) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-227129) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2018; AND

•	REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-233540) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2019.

Item 1—Information Contained in this Form 6-K

Consummation of Joint Venture and Financing and Investment Transactions

The following previously announced transactions were consummated on June 17, 2021: (a) the joint venture established by Ardmore Shipping Corporation (the “Company”), through its affiliate Ardmore E1 Marine Ventures Limited, Maritime Partners, LLC, through its affiliate ARF Innovation, LLC (the “Maritime Purchaser”) and Element 1 Corp. (“E1”), through its affiliate Element 1 Marine Holding Company, LLC, for the purpose of developing and commercializing E1’s hydrogen-generating technology for maritime applications, (b) the private placement of 25,000 8.5% Cumulative Redeemable Perpetual Preferred Shares—Series A (the “Preferred Stock”), at a price of $1,000.00 per share, of the Company with the Maritime Purchaser and (c) the acquisition by the Company of E1 common stock, along with warrants exercisable for additional shares of E1’s common stock, each as described in the Company’s Report on Form 6-K filed on June 4, 2021.

Statement of Designation

Attached as Exhibit 1.1 to this Report on Form 6-K is a copy of the Statement of Designation of the Preferred Stock as filed with the Registrar of Corporations of the Republic of the Marshall Islands on June 17, 2021.

Item 6—Information Contained in this Form 6-K

The following exhibits are filed as part of this Report:

1.1	Statement of Designation of the 8.5% Cumulative Redeemable Perpetual Preferred Shares—Series A of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: June 17, 2021	By: /s/ Paul Tivnan Paul Tivnan Chief Financial Officer